Filed Pursuant to Rule 433

Registration No. 333-182394

AMÉRICA MÓVIL, S.A.B. de C.V.

U.S. FINAL TERM SHEET

Ps. 15,000,000,000 6.45% Senior Notes due 2022

November 28, 2012

Issuer:	América Móvil, S.A.B. de C.V.

Title of Securities:	6.45% Senior Notes due 2022 (the “Notes)

Aggregate Principal Amount:	Ps. 15,000,000,000

Issuer Upsizing Option:	América Móvil, S.A.B. de C.V. reserves the right to increase the aggregate principal amount of the Notes offered by up to Ps. 2,250,000,000 during Asian market hours on November 29, 2012

Format:	Dual registration: SEC / CNBV

Price to Public:	99.989% of principal amount

Maturity:	December 5, 2022

Coupon:	6.45% per year

Optional Redemption:	None

Tax Redemption:	Par tax call in the event of change in Mexican withholding tax

Yield to Maturity: 6.45% (annualized)

Benchmark Instrument:	MBONO 6.5% due June 9, 2022

Benchmark Yield:	5.52%

Spread to Benchmark:	+93 basis points

Minimum Denomination:	Ps. 2,000,000 and multiples of Ps. 10,000 in excess thereof

ISIN:	XS0860706935

Common Code:	086070693

Interest Payment Dates:	June 5 and December 5 of each year, commencing on June 5, 2013

Interest Payment Record Dates:	May 20 and November 20 of each year

Trade Date:	November 28, 2012

Settlement Date:	December 5, 2012 (T+5)

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Morgan Stanley & Company LLC
Banco Bilbao Vizcaya Argentaria, S.A.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Expected Ratings:	A2 (Moody’s) / A- (S&P) / A (Fitch)

Listing:	Application will be made to admit the Notes to listing on the Mexican Stock Exchange and on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (“SEC”) by means of a registration statement on Form F-3 (Registration No. 333-182394).

The Notes are concurrently being offered in Mexico pursuant to a prospectus approved by the Comisión Nacional Bancaria de Valores (Mexican National Banking and Securities Commission, or “CNBV”). The Notes will be registered with the Mexican National Securities Registry maintained by the CNBV.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, HSBC Securities (USA) LLC at 1-866-811-8049 or Morgan Stanley & Co. LLC at 1-866-1649, Citigroup Global Markets Inc. at 1-877-858-5407 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.